SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   October 4, 2002

Developers Diversified Realty Corporation

(Exact Name of Registrant as Specified in Charter)

Ohio	001-11690	34-1723097
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
3300 Enterprise, Parkway, Beachwood, Ohio		44122
(Address of Principal Executive Offices)		(Zip Code)

(216) 755-5500

(Registrant's telephone number,
including area code)

Item 5. Other Events.

On October 4, 2002, Developers Diversified Realty Corporation, an Ohio corporation ("DDR"), DDR Transitory Sub, Inc., a Maryland corporation and wholly owned subsidiary of DDR ("Merger Sub"), and JDN Realty Corporation, a Maryland corporation ("JDN"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, and subject to certain conditions being satisfied or waived, Merger Sub will merge with and into JDN (the "Merger") with JDN surviving the Merger as a subsidiary of DDR. At the effective time of the Merger, each share of JDN common stock will be converted into 0.518 of DDR common shares. Each share of JDN preferred stock will be converted into one DDR voting preferred share.

The following shareholders of DDR have each entered into a voting agreement with JDN pursuant to which, among other things, they have agreed to vote their DDR common shares in favor of the approval of the Merger Agreement:

SHAREHOLDER	TITLE
Scott A. Wolstein	Chairman and Chief Executive Officer
David M. Jacobstein	President and Chief Operating Officer
Daniel B. Hurwitz	Executive Vice President
James A. Schoff	Senior Investment Officer
Joan U. Allgood	Senior Vice President and Secretary
William H. Schafer	Senior Vice President and Chief Financial Officer
Eric M. Mallory	Senior Vice President
Richard E. Brown	Senior Vice President

The following stockholders of JDN have each entered into a voting agreement with DDR pursuant to which, among other things, they have agreed to vote their shares of JDN common stock in favor of the approval of the Merger Agreement:

STOCKHOLDER	TITLE
William G. Byrnes	Director
Haywood D. Cochrane Jr.	Director
William B. Greene	Director
Craig Macnab	President, Chief Executive Officer and Director
Philip G. Satre	Director
Lee S. Wielansky	Director

The preceding is qualified in its entirety by reference to the Merger Agreement and the forms of voting agreements, copies of which are attached hereto as Exhibits 2, 99.1 and 99.2, respectively, and which are incorporated herein by reference. A copy of the press release jointly issued by DDR and JDN announcing the signing of the Merger Agreement is attached hereto as Exhibit 99.3.

Item 7. Financial Statements and Exhibits.

(c)   Exhibits.

Exhibit 2   Agreement and Plan of Merger, dated as of October 4, 2002, by and among Developers Diversified Realty Corporation, JDN Realty Corporation and DDR Transitory Sub, Inc.

Exhibit 99.1   Form of Voting Agreement by and among certain stockholders of Developers Diversified Realty Corporation and JDN Realty Corporation.

Exhibit 99.2   Form of Voting Agreement by and among certain stockholders of JDN Realty Corporation and Developers Diversified Realty Corporation.

Exhibit 99.3   Press Release, dated October 4, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Developers Diversified Realty Corporation

Date: October 9, 2002   By: /s/ William H. Schafer

William H. Schafer
Senior Vice President and Chief Financial Officer

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Exhibit Index

Exhibit 2   Agreement and Plan of Merger, dated as of October 4, 2002, by and among Developers Diversified Realty Corporation, JDN Realty Corporation and DDR Transitory Sub, Inc.

Exhibit 99.1   Form of Voting Agreement by and among certain stockholders of Developers Diversified Realty Corporation and JDN Realty Corporation.

Exhibit 99.3   Form of Voting Agreement by and among certain stockholders of JDN Realty Corporation and Developers Diversified Realty Corporation.

Exhibit 99.3   Press Release, dated October 4, 2002.